Vaughn W. Duff, Esq.

General Counsel x2126

Via EDGAR Filing

June 26, 2007

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

 Comment Letter, dated June 21, 2007:

Think Partnership Inc. (the “Company”)

Registration Statement on Form S-3

Filed May 25, 2006

File No. 333-143299

Dear Mr. Spirgel:

This letter is the Company’s response to the above-referenced SEC comment letter, dated June 21, 2007.  Each paragraph number below setting forth the Company’s response corresponds to the comment number in your letter.

General

1.

You stated your view that, given the size of the current and past transactions being registered on behalf of Magnetar Capital Master Fund, Ltd. (“Magnetar”) and entities affiliated with Karl Brewer (the “Brewer entities”) relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. As a result of this view, you further conclude that Magnetar and Brewer entities should be identified as underwriters in the prospectus.  For the reasons which follow, we respectfully disagree.

a.

No Basis for Integration. Initially, it would appear that you are viewing multiple separate and unrelated transactions completed between April 5, 2006 and December 28, 2006, as somehow integrated. Using Rule 502(a) as a guide, “whether separate sales of securities are part of the same offering (i.e., are considered ‘integrated’) depends on the particular facts and circumstances.” Five factors are considered in determining whether offers and sales should be integrated. Each factor is considered as follows:

i.

Whether there is a single plan of financing.  Reviewing the questioned transactions reveals that there was no single plan of financing. On April 5, 2006 the Company issued a total of 26,500 shares of Series A convertible preferred stock and accompanying warrants to purchase up to 5,300,000 shares of common stock (the “Preferred Stock Sale”). The preferred stock and warrants were issued in a private placement to 17 institutional investors for an aggregate purchase price of $26,500,000.00 in cash. There was no syndicate or manager for this private placement. Each investor individually decided whether to invest, although certain families of investors each had a common investment advisor with authority to make investment decisions. The shares of common stock to be issued upon conversion or exercise of the warrants were registered on Form S-3 file number 333-134823 effective August 1, 2006.

On July 3, 2006, the Roberti Jacobs Family Trust (the “Trust”), the trustee of which is the mother-in-law of Mr. Gerard M. Jacobs, the Company’s former chief executive officer and whose children are beneficiaries of the trust, and T. Benjamin Jennings, the Company’s former chairman, sold to certain private investors of an aggregate of 6,359,726 shares of the Company’s common stock (the “Non-Issuer Sale”).  The Non-Issuer Sale included 3,130,000 shares of Company common stock underlying warrants which were exercised by the Trust and Mr. Jennings and were immediately thereafter sold in the Non-Issuer Sale. The Company received proceeds of $371,300 from the exercise of the warrants. The Company agreed to register the shares upon demand, assuming the transaction closed, and did so by substituting Mr. Jennings and the Trust with the investors in the Non-Issuer Sale as “selling shareholders” on its then pending registration statement on Form SB-2 file number 333-121761, effective July 24, 2006 (the “SB-2”).  None of the proceeds from the sale of the Trust and Jennings stock was received by the Company. Only Magnetar and two other investors from the Preferred Stock Sale (none of the Brewer entities) participated in the Non-Issuer Sale.

In an effort to facilitate the conversion of the Company’s Series A convertible preferred stock by the holders thereof, the Company entered into separate legal agreements with the holders of the Company’s Series A convertible preferred stock all of which became legally binding on December 28, 2006. Pursuant to these agreements, which were not identical, each holder agreed to convert all of its shares of Preferred Stock into shares of the Company’s common stock.  As an inducement to effect the conversions, the Company agreed to issue additional warrants (the “Conversion Warrants”) to the converting holders, as disclosed in the instant registration statement. All $25 million worth of the remaining outstanding shares of preferred stock have converted into an aggregate of 12.5 million shares of Company common stock.  Accomplishing this conversion eliminated the entire $19.1 million of preferred stock from the Company’s balance sheet, an estimated $5.9 million in annual preferred dividend payments and accretion in 2007 and the looming prospect of mandatory cash redemption on the second anniversary of issuance. The shares underlying the Conversion Warrants are to be registered under the instant registration statement on Form S-3, registration number 333-143299.

The Preferred Stock Sale on April 5, 2006, almost 15 months ago, is the only transaction yielding any financing for the Company. The Non-Issuer Sale, yielding $9,094,408 to the third-party selling shareholders, resulted in only $371,300 in warrant exercise proceeds to the Company. The December 28, 2006 issuance of Conversion Warrants yielded no proceeds to the Company (however, if all of the Conversion Warrants are exercised for cash, the Company will receive aggregate exercise proceeds of approximately $7,555,928), only saving dividend and accretion charges, improving the balance sheet and avoiding a potentially damaging cash redemption. The three transactions, one of which did not involve the issuer, are clearly unrelated and do not constitute any single plan of financing.

ii.

Whether the sales involve the same class of securities. The Preferred Stock Sale involved only preferred stock and warrants to purchase common stock priced at $2.50 per share. The Non-Issuer Sale involved common stock and warrants all of which had been held by third-parties for several years.  The Conversion Warrants involved warrants carrying $3.05 and $4.00 per share exercise prices issued as an incentive to convert preferred stock to common. None of the warrants were in-the-money when issued. The warrants exercise of which would result in the issuance of the shares of common stock subject to the instant registration statement are not in-the-money today, approximately 6 months after the warrants were issued. The sales do no involve the same class of securities.

iii.

Whether the sales are made at about the same time.  While it is the Company’s position that the Non-Issuer Sale should be totally disregarded because it did not result in sale proceeds to the Company, this transaction occurred three months after the Preferred Stock Sale. The Conversion Warrants were issued almost 9 months after the Preferred Stock Sale and approximately 6 months after the unrelated Non-Issuer Sale. None of the warrants were in-the-money when issued. The Conversion Warrants, exercise of which would result in the issuance of the shares of common stock subject to the instant registration statement, are not in-the-money today, approximately 6 months after the warrants were issued.  No sale of the common stock can be made until the warrants are exercised, which has yet to occur and may never occur. Thus we believe that the sales did not occur at about the same time.

iv.

Whether the same type of consideration is received.  As previously detailed, the three transactions resulted in the following sale proceeds being received by the Company: cash in the first instance, no proceeds in the second and savings and redemption payment avoidance in the third. The type of consideration is different in each case.

v.

Whether the sales are made for the same purpose. Again, the prior explanation demonstrates three separate purposes: raising capital, facilitating a third party sale with no sale proceeds to the company and creating incentive for an early, non-mandatory preferred stock conversion.  We believe that the existence of three different “purposes” for the sales alone should be determinative of no integration.

We submit that an examination of the five factors amply demonstrates that none of the three questioned transactions should be integrated.

b.

Six Month Safe Harbor.  Rule 502(a) contains a safe harbor which precludes the integration of the offering with offers and sales made more than six months before the start of the offering and six months after completion of the offering.  The July 2006 Non-Issuer Sale simply was not an issuer transaction as no sale proceeds were paid by the investors to the Company. We further submit that the Preferred Stock Sale and the Conversion Warrants issuances are not properly integrated, as they occurred more than six months apart and are therefore precluded from integration.

c.

Magnetar and the Brewer Entities Are Not Affiliates.  By referring to the size of the current and past transactions being registered on behalf of Magnetar and the Brewer entities relative to the number of shares outstanding held by non-affiliates, you make an inference that Magnetar and the Brewer entities are viewed as affiliates of the Company.  To be an affiliate of the Company, Magnetar or the Brewer entities would have to  directly, or indirectly, control, be controlled by or be under common control with, the Company.

There are no factors in any way suggesting that Magnetar and the Brewer entities are affiliates of the Company. Magnetar and William Blair Small Cap Growth Fund (one of the Brewer entities) are greater-than-five-percent shareholders but less than 10% shareholders. Neither they nor any of the other Preferred Stock investors have any association with the Company other than investing in and owning shares of common stock and warrants to purchase common stock. The Company paid them no fees related to the transaction in which they acquired their securities, has paid them no fees since and is obligated to pay them no fees. They have no representation on the Company’s board of directors and no contractual mechanism to acquire such representation. The complete relationship between the Company and these parties has been disclosed in public filings – it is a relationship as an investor only. There is no basis on which the Company could control or influence these investors and there is no common control. Since neither Magnetar nor any of the constituents of the Brewer entities can exert any control over the Company, we believe they are not affiliates.

d.

Magnetar and the Brewer Entities Are Not Underwriters.  To be an underwriter, the person must have “purchased the securities from the issuer with a view to, or offers of sells for an issuer in connection with, the distribution of any security, or participates of has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  Neither Magnetar nor any Brewer entity purchased securities from the Company with a view to or in connection with the direct or indirect distribution of such securities. Please consider the following factors:

i.

None of the selling shareholders are investment banks or participate in transactions as underwriters.  All completed questionnaires confirming that they are the beneficial owners or represent the beneficial owners as investment advisors. None are broker-dealers or affiliates thereof.

ii.

No underwriting or similar agreement exists obligating any selling shareholders to either purchase any securities or act for the Company in selling the securities as part of a plan of distribution.

iii.

No fees of any kind were paid or will be paid in any transaction in which the selling shareholders purchased the securities of the Company, other than standard and customary (a) expense reimbursements to the two lead investors ($65,000 and $20,000, respectively) in connection with the April 5, 2006 Preferred Stock Sale and (b) potential contractual damages for liquidated damages from failure to achieve and maintain effectiveness and for failure to timely deliver shares (none of which are currently payable). The selling shareholders paid the purchase price only, to the issuer in the Preferred Stock Sale and to third parties in the Non-Issuer Sale, while only agreeing to convert upon the issuance of the Conversion Warrants.

iv.

As detailed previously, there is no relationship with the Company other than as investors.

v.

Magnetar and each of the constituents of the Brewer entities acquired the securities with full investment risk. Upon agreeing to convert, they lost their ability to force the Company to redeem the preferred stock. They acquired no ability to control the issuer. They were only allowed to demand registration of the securities they may acquire, not close the transaction conditioned upon the effectiveness of a registration, thereby taking the entire liquidity risk from the time the warrants were issued until the earliest effective date contractually required under the purchase documents (up to six months). In the case of the Conversion Warrants, they could not demand registration until 60 days after the agreement became legally binding.

vi.

The Preferred Stock Sale involved no buying syndicate or investor representative. Each investor individually decided to invest on the terms offered and individually signed the purchase documents. The Non-Issuer Sale did not involve the Company but was conducted on similar terms. The Conversion Warrant transaction was individually negotiated with each preferred stockholder and the preferred stockholders did not execute identical agreements with respect thereto.

vii.

When the investors acquired the Preferred Stock on April 5, 2006 and the Conversion Warrants on December 28, 2006, they gave standard and customary representations and warranties consistent with a private offering which confirmed their long-term investment intent.

viii.

A significant time (over 90 days) after the warrants were issued, only Magnetar has demanded registration of the shares underlying the Conversion Warrants, which triggered the instant registration. The Company has included all of such shares only for its convenience to avoid the expense of separate registrations should other investors so demand.

ix.

All securities issued to Magnetar, the Brewer entities and the other selling shareholders had appropriate restrictive legends and stop transfer instructions.

x.

It is now 15 months since the original investment of Magnetar and the Brewer entities in Company securities. They have not exercised any of their warrants. They did not convert their preferred stock to common stock for approximately 9 months.  After such a long period, there is no basis to assert that they are to any extent involved in a primary offering or distribution of the Company’s stock.

xi.

A cursory review of the Magnetar and each of the Brewer entities reveals they are five retirement funds, one small capital mutual fund and two investment funds. These are not the types of entities that would typically act as underwriters.

xii.

The terms of the warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof of more than 4.90% or 4.99%, as applicable, of the shares of common stock then issued and outstanding.

xiii.

Any sales by Magnetar and each of the Brewer entities are limited by market forces and the Company’s usual trading volume. Given the Company’s low volume, it would be expected that relatively small amounts would be sold over an extended period, rather than with high volume in a short period of time as would commonly be associated with a distribution.

We believe that all these factors demonstrate that Magnetar and the Brewer entities are not underwriters. We have also addressed your bulleted questions or comments below, which further support our conclusion.

•

The percentage of the overall offering made by Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer.  The following percentages are skewed towards Magnetar only because the instant offering re-registers 4,200,000 shares purchased by Magnetar in the Non-Issuer Sale, which are already subject to an effective registration statement on Form SB-2 and are being moved at the Company’s election to the instant Form S-3. Without including the shares acquired in the Non-Issuer Sale, Magnetar’s percentage would be 10.72% of the shares being offered under the instant registration statement. None of the Brewer entities purchased shares in the Non-Issuer Sale.

Magnetar	45.38%
Brewer entities	7.80%

•

The date on which and the manner in which each of these entities received the shares and/or the overlying securities.  The dates and manner were detailed previously.

•

The relationship of each of these entities with the company, including an analysis of whether Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer are affiliates of the company.  Previously discussed.

•

Any relationships among Magnetar Capital Master Fund, Ltd., entities affiliated with Karl Brewer and any other selling shareholders.  To our knowledge, there is no relationship among Magnetar, entities affiliated with Karl Brewer and any other selling shareholders, except that Karl Brewer is the investment advisor for the 7 investors indicated.

•

The dollar value of the shares registered in relation to the proceeds that the company received from Magnetar Capital Master Fund, Ltd. and entities affiliated with Karl Brewer for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments. No fees or other payments were received from or paid to Magnetar, entities affiliated with Karl Brewer and any other selling shareholders and none will be returned (other than the standard and customary expense reimbursement disclosed in paragraph 1(d)(iii) above).  The following table is responsive to your request. Please note that this table is skewed towards Magnetar because the Company is re-registering 4,200,000 shares for Magnetar regarding which all proceeds went to a third party in the Non-Issuer Sale. The 4,200,000 shares are already subject to an effective registration statement on Form SB-2 and are being moved at the Company’s election to the instant Form S-3. All proceeds received by the Company are prospective, due upon the exercise of the Conversion Warrants.

Selling Shareholder	Dollar Value of Shares Registered at $2.835 per share	Proceeds Received by the Company
Magnetar Capital Master Fund, Ltd.	$15,591,494	$4,375,472
Mac & Co.	$107,801	$128,018
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	$28,129	$33,405
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems.	$17,744	$21,072
William Blair Small Cap Growth Fund.	$2,383,574	$2,830,583
Booth & Co FFC Hartmarx Retirement Income Trust.	$36,158	$42,938
Booth & Co FFC Rush University Medical Center Endowment Account.	$47,540	$56,456
Booth & Co FFC Rush University Medical Center Pension and Retirement.	$57,250	$67,986

•

Any discount at which these entities will purchase the common stock underlying the warrants.  No discount was offered. When all of the warrants were issued the exercise price was greater than the market price.

•

Whether or not any of these entities are in the business of buying and selling securities.  Magnetar and each of the Brewer entities have confirmed that they are not brokers, dealers or affiliates of broker-dealers.

Prospectus cover page

2.

The Company has revised the cover page of the prospectus to disclose the percentage of shares being offered without including the new shares offered under the instant prospectus.

Registration fee table

3.

Per your instructions, we have revised the registration fee table to state that no fee is being paid for the 8,044,261 shares of common stock being carried forward from a prior registration statement but that a fee of $354.63 will be paid for the new 4,074,634 shares first being registered under the instant registration statement.

Table of Contents

4.

The Company has revised the table of contents of the prospectus to include “Selling Shareholders.”

Selling Shareholders, page 4

5.

The Company has revised the disclosure as requested, addressing the following points:

•

The total number of shares being offered in the selling shareholder table and the number of shares being registered have been reconciled to 12,118,895. The discrepancy was due to fractional shares which have now been rounded up to the nearest whole share.

•

The selling shareholder table was previously calculated pursuant to Rule 13d-3.  We have clarified the language as follows: “Accordingly,  ‘beneficial ownership’ as calculated pursuant to Rule 13d-3 of the rules and regulations under the Securities Exchange Act of 1934, as amended, includes the maximum number of additional shares that may be issued to each selling shareholder.”

•

The footnotes to the selling stockholders table have been revised to separately disclose for each selling shareholder's beneficial ownership amount the number of shares owned and the number of shares issuable upon exercise of warrants or options, including the terms of such warrants or options.

•

The footnotes to the selling stockholders table have been revised to disclose the breakdown of the shares being offered by a particular selling shareholder in the instant prospectus as well as the shares being offered under other effective registration statements, providing the relevant details.

•

The footnotes to the selling stockholders table have been revised to clearly disclose the breakdown of the shares being offered by a particular selling shareholder in the instant prospectus, ensuring that the aggregate number in the offering column of the table adds to the components disclosed in the footnote.

•

Not included in the instant prospectus, but included below in this letter is a listing of the number of shares each selling shareholder is carrying forward from registration statement no. 333-121761.

Selling Shareholder	Shares Previously Registered on SB-2	New Shares being Registered on S-3
Magnetar Capital Master Fund, Ltd.	4,200,000	1,299,645
Mac & Co.	0	38,025
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	0	9,922
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems	0	6,259
William Blair Small Cap Growth Fund	0	840,767
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	0	12,754
Booth & Co FFC Rush University Medical Center Endowment Account	0	16,769
Booth & Co FFC Rush University Medical Center Pension and Retirement	0	20,194
Bear Stearns Sec. Corp. Cust. J. Steven Emerson Inv. Act.	0	70,853
Bear Stearns Sec. Corp. FBO J. Steven Emerson Roth IRA	0	236,172
Bear Stearns Sec. Corp. FBO J. Steven Emerson IRA Rollover II	0	401,490
Umbtru & Co. FBO Oberweis Emerging Growth Fund	0	318,832
Umbtru & Co. FBO Oberweis Micro-Cap Fund(15)	0	153,512
Fort Mason Master, LP	0	310,418
Fort Mason Partners, LP	0	14,408
Jody Brown	41,431	0
Robert Geras	500,000	118,264
David J. Lies	240,000	58,000
George Mellon	62,500	0
Judson Vanzee	0	750
Katherine Dennison	19,048	40,000
Kreg Gresham	0	1,200
Lasalle Properties, Inc. Profit Sharing Plan	304,879	0

Liolios Group, Inc.	0	100,500
Mellon Enterprises	38,750	0
Michael J. Terrell	62,500	0
Patrick Investments LLC	129,400	0
Patrick and Susan Terrell	164,800	0
Patrick Walsh	225,000	0
Scott and Kristi Mitchell	1,945,238	5,900
Scott and Kristi Mitchell Holdings FLP	110,715	0
Subtotals	8,044,261	4,074,634
Total Shares Registered	12,118,895

Exhibits

6.

The Company has amended the list of documents incorporated by reference and has added a new Exhibit 10.1 to include the material agreements between the Company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions behind the shares being registered.

Exhibit 5.1 legality opinion

7.

The counsel’s legal opinion has been revised to eliminate the limitation and to clarify that counsel is opining upon the legality of the shares under Nevada law.

We believe that this response addresses the matters raised in the comment letter dated June 21, 2007.  To facilitate your review, a marked copy of the proposed Pre-Effective Amendment No. 1 and counsel’s legal opinion have been separately sent to you.

Finally, an error occurred during the EDGAR conversion process regarding Amendment No. 1 to our Form S-3. This error omitted the correction noted in paragraph 2 of this letter.  To correct this error, we withdrew Amendment No. 1 under EDGAR code “AW” and immediately filed the corrected Amendment No. 1.  In the corrected Amendment No. 1, page 1 of the Prospectus now reads as follows: “These shares represent approximately 17.9% of our current outstanding Common Stock.” We ask that you recognize only the last corrected filing as Amendment No. 1 to Form S-3, File No. 333-143299.

Thank you for your attention to the matters contained in this letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ VAUGHN W. DUFF

Vaughn W. Duff

General Counsel